Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 333-257912

Aurora Demonstrates the Aurora Driver at its first-ever Investor and Analyst Days

At Aurora Illuminated, company showcases its progress, technical expertise, and path to commercialization

(Palmer, Texas) – Self-driving company Aurora hosted Aurora Illuminated, an immersive experience this week for investors and analysts, showcasing the company’s progress, technical expertise, and path to commercialization. Held at the company’s South Dallas Terminal in Palmer, Texas, attendees saw how the Aurora Driver operates in the real world as they rode autonomously along Interstate 45, a major freight corridor, in Aurora’s autonomous trucks. (You can experience Aurora Illuminated here and view event videos and photos here.)

“This is an exciting time for Aurora. Through close collaboration with our partners, we are delivering on key milestones on our path to market in both trucking and ride-hailing,” said Aurora co-founder and CEO, Chris Urmson. “This week in Texas, attendees experienced the Aurora Driver first-hand with rides in our autonomous trucks – a culmination of our company’s technology, partnerships, and focus on safety.”

Earlier this summer, Aurora announced its plan to merge with the special purpose acquisition company (SPAC) Reinvent Technology Partners Y (NASDAQ: RTPY). The company expects to be listed on Nasdaq with the ticker symbol AUR before the end of the year.

“We continue to be impressed with Aurora’s team and the progress they’re making with both their cutting-edge technology and their path to market,” said Michael Thompson, co-founder and CEO of Reinvent Technology Partners Y (RTPY). “Aurora Illuminated was an exciting showcase of how all of Aurora’s strengths come together to deliver the Aurora Driver and what we expect to be a scalable business.”

In addition to investors and analysts, the company invited automotive partners, customers, government officials, and its Safety Advisory Board to Aurora Illuminated.

Aurora-powered trucks autonomously hauling goods on Texas highways

Guests rode in an autonomous Peterbilt 579 on a stretch of Interstate 45, driven by more than 8,500 conventional trucks a day. The route included onramps, offramps, and the surface roads leading up the entrance of the interstate. The route allowed the Aurora Driver to show how it routinely navigates construction, emergency vehicles, and even the occasional pedestrian walking a dog on a road adjacent to the interstate. The route is driven autonomously with safety drivers present.

The autonomous Peterbilt 579 is tightly integrated with the Aurora Driver, which includes Aurora’s purpose-built hardware kit, designed for performance, reliability, and scale. Deeply integrated with Aurora’s software, Aurora’s industry-leading FirstLight Lidar, high-resolution cameras, and imaging radar can see further, process data quickly, and respond with high accuracy for safe driving in varying conditions and speeds.

Prior to Aurora Illuminated, the company had already driven more than 4.5 million on-road miles, as well as billions of effective miles in Aurora’s Virtual Testing Suite.

Marrying rigorous engineering with advanced machine learning, Aurora showcases how its innovative software and hardware power the Aurora Driver

“Aurora’s approach to developing a self-driving product is one that is designed to be both safe and scalable—an approach that’s driven by data, harnesses the power of machine learning and artificial intelligence, and leverages the strengths of a world-class team of software and hardware engineers,” said Aurora co-founder and Chief Scientist, Drew Bagnell.

The company highlighted key innovations including:

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Advancing the Aurora Driver through valuable data that drives Machine Learning & AI: Aurora has built important key foundational tools that enable fast interactions and rapid innovation and advancement to power the Aurora “Data Engine” as it collects, mines, labels, and feeds into models training on-road data. This fast iteration cycle provides the teams with the information they need to rapidly advance the capabilities of the Aurora Driver.

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Designing purpose-built hardware for performance, reliability, and scale: Whether it’s Aurora’s powerful computer or advanced FirstLight lidar sensors, the company’s tightly integrated hardware and software teams jointly design high-performance, custom-built hardware that meet the specific needs of the Aurora Driver.

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The power of Aurora’s perception system: Leveraging deep learning & early sensor fusion to see the world in full 3D and at long ranges: Aurora’s state-of-the-art perception system provides the Aurora Driver with advanced situational awareness, made possible through its innovative approach to the integration of deep learning and probabilistic state estimation.

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Aurora Atlas: Lightweight, scalable, high-definition maps for safe autonomous driving: Aurora is approaching HD mapping in a unique, innovative way that is built for rapid expansion through custom-built machine learning tools and automation.

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Aurora’s simulation engine: Accelerating development and validation through scalable simulation in virtual worlds: Simulation testing, which drives the development of the Aurora Driver, is the quickest and safest way to train and test our self-driving technology.

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Interactive forecasting and learned decision making: Using machine learning to make better driving decisions: Aurora’s learned, interleaved approach to forecasting and planning allows the Aurora Driver to reason about how other vehicles behave and make safe, predictable decisions on the road.

Aurora shows Volvo VNL truck and Toyota Sienna, both powered by the Aurora Driver

Aurora continues to make progress towards deploying an autonomous trucking business by late 2023 and ride-hailing in late 2024 through deep partnerships with truck manufacturers, PACCAR and Volvo Trucks, and automaker, Toyota.

The company displayed two different vehicle prototypes, progress it is making through the Aurora Driver Development Program, which will ultimately deliver vehicles that move goods and people autonomously through the world:

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The Volvo VNL truck, powered by the Aurora Driver, is the design prototype of Volvo’s first autonomous truck, intended for commercial production. On-road testing of the fully integrated VNL will begin in 2022.

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The Toyota Sienna, powered by the Aurora Driver, is the prototype of Toyota’s first “Sienna Autono-MaaS” intended for mass production. Aurora is currently integrating its Driver into the vehicle and will have a testing fleet of about a dozen vehicles out for testing and validation in Pittsburgh, the San Francisco Bay Area, and Texas.

Aurora’s industry-leading safety work is critical to deploying self-driving technology at scale

Safety plays a key role in everything Aurora does, from how it tests and develops its technology to how it plans to deploy the Aurora Driver at scale. During the event, the company highlighted its industry-leading work, including its Safety Management System and transparent and collaborative approach to working with private and public partners. It also featured an interactive demo of its Safety Case Framework, an imperative component for any company looking to operate without a safety driver and safely deliver commercial-ready self-driving vehicles at scale. Aurora is the only company to share a framework that addresses both autonomous trucking and passenger mobility.

Over the next few weeks and months, Aurora will continue to share more about its work as the company deploys its technology safely, quickly, and broadly.

About Aurora

Founded in 2017 by experts in the self-driving industry, Aurora is on a mission to deliver the benefits of self-driving technology safely, quickly, and broadly. To move both people and goods, the company is building the Aurora Driver, a platform that brings together software, hardware and data services to autonomously operate passenger vehicles, light commercial vehicles, and heavy-duty trucks. Aurora is backed by Sequoia Capital, Baillie Gifford, funds and accounts advised by T. Rowe Price Associates, among others, and is partnered with industry leaders including Toyota, Uber, Volvo, and PACCAR. Aurora tests its vehicles in the Bay Area, Pittsburgh, and Dallas. The company has offices in those areas as well as in Bozeman, MT; Seattle, WA; Louisville, CO; and Wixom, MI. To learn more, visit www.aurora.tech.

Aurora Illuminated Digital Asset Kit

Aurora Press Kit

Aurora Fact Sheet

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“Reinvent”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities, (ii) the risk that the proposed transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among Reinvent, Aurora and Reinvent Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Reinvent, by the shareholders of Reinvent, the satisfaction of the minimum cash condition following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against Reinvent related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of Reinvent’s securities on a national securities exchange, (x) the price of Reinvent’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Reinvent plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Report on Form 10-Q for the period ended March 31, 2021, the registration statement on Form S-4 discussed below and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Aurora gives any assurance that either Reinvent or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Reinvent and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a preliminary prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov. The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://y.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

Reinvent and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.